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                                                                    EXHIBIT 99.1

                                                           [English Translation]

                                                                    July 3, 2003

                              Hanaro Telecom, Inc.

                         The Board of Directors Meeting

Hanaro Telecom, Inc. ("Hanaro" or "the Company") failed to obtain an approval on the proposed foreign investment at the Board of Directors meeting.

Hanaro held a Board of Directors meeting at a conference hall located in its IDC building at 2:30 PM on July 3, 2003. After a 6-hour discussion following a presentation on the proposed foreign investment by the AIG/Newbridge-led consortium, the Board decided not to approve the proposed foreign investment into the Company by the consortium.

All members of the Board (2 standing directors, 2 non-standing directors, and 7 outside directors) except for Mr. Sung Kyu Park, the Chairman of the Board, attended the meeting.

Along with the presentation on the foreign investment, the Board had a chance to hear a presentation on a new rights issue suggested by LG Group on July 2, and decided to put it on the agenda for the next meeting scheduled for July 8, 2003.

The new rights issue suggested by LG Group amounts to KRW500 billion with minimum per share price of KRW2,500 in the form of a primary offering to shareholders. The per share offering price will be set at a later time. LG Group announced that it will take over through LG Securities any unsubscribed shares.

A Hanaro official said, "such a decision by the Board to consider the proposed new rights issue is in line with the Company's plan to improve its financial structure and also to facilitate the restructuring of the telecom sector."

In the event that the Board approves the proposed new rights issue at the July 8 meeting, the Company will hold an extraordinary shareholders meeting early August for shareholders' approval on the proposed issue.

Hanaro has been in discussions with the AIG/Newbridge led consortium for the investment into the Company amounting to KRW535.8 billion (US$450 million) since April this year to improve its mid/long-term financial structure and secure funds for future projects. However, as a result of the Board's decision to consider the proposed new rights issue, it is not likely that further discussions will be made on the proposed foreign investment.